Exhibit (a)(1)(C)

Offer To Purchase

All Outstanding Shares of Common Stock

of

SOLENO THERAPEUTICS, INC.

a Delaware corporation

at

$53.00 per share, payable in cash

Pursuant to the Offer to Purchase dated April 20, 2026

by

SIGMA MERGER SUB, INC.

a direct wholly owned subsidiary of

NEUROCRINE BIOSCIENCES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING 11:59 P.M. EASTERN TIME ON MAY 15, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

April 20, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Sigma Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (which we refer to as “Neurocrine”), to act as information agent (“Information Agent”) in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined in the Offer to Purchase), any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (which we refer to as “Soleno”), in exchange for $53.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2026 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF SOLENO HAS RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase. Under no circumstances will Neurocrine or Purchaser pay interest on the Offer Price by reason of any extension of the Offer or any delay in making such payment for Shares.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute following 11:59 p.m. Eastern Time on May 15, 2026, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 5, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Soleno, Neurocrine and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Soleno (the “Merger”) without a vote of the stockholders of Soleno, with Soleno continuing as the surviving corporation in the Merger and thereby becoming a direct wholly owned subsidiary of Neurocrine.

For Shares to be properly tendered and accepted for purchase pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together in the case of book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by Equiniti Trust Company, LLC (the “Depositary”).

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the Information Agent, and Equiniti Trust Company, LLC, as the Depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Neurocrine, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

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